iSpecimen Inc.

450 Bedford Street

Lexington, MA 02420

June 14, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Katherine Bagley

Re:	iSpecimen Inc.

Registration Statement on Form S-1

Filed November 19, 2020, as amended

File No. 333-250198

Dear Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, iSpecimen Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m. ET on Wednesday, June 16, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Christopher Ianelli
Christopher Ianelli
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP